Exhibit 99.2

Email to all staff of Calliditas sent at 8:35 AM CEST on May 28, 2024

Dear Colleagues,

I am writing to inform you that this morning Asahi Kasei, a leading Japanese pharmaceutical company and conglomerate, has announced a cash offer to acquire Calliditas Therapeutics AB, and that the Board has unanimously recommended that shareholders accept this offer. This offer represents a premium of 83% from yesterday’s closing share price, and as such, it is believed to be highly attractive to shareholders. The company’s largest shareholders have undertaken to accept the offer on customary terms.

There has recently been considerable interest from potential partners leading up to this offer from Asahi Kasei, and we should all be proud of having shaped Calliditas into such a desirable company.  Given Asahi Kasei’s announcement, and assuming the offer will be completed,  this is an exciting moment for the company as it enables us to continue our journey, providing innovative products and support to patients with rare diseases around the world, but now with additional resources and as part of a larger entity.

Asahi Kasei is a global $20bn revenue conglomerate that provides innovative, science-based solutions to a diverse range of markets in the Material, Homes, and Health Care business sectors. The decision to announce an offer for Calliditas is focused on the ambition to build a global nephrology and rare disease franchise.  They have been impressed by our commercial franchise, our pipeline and the potential that TARPEYO offers in treating IgAN patients.  We are highly complementary to their existing geographic and therapeutic areas, and their track record in post transaction integration makes them an excellent partner for us.

For example, in 2020, Asahi Kasei Corp acquired Veloxis Pharmaceuticals (“Veloxis”) to lay a foundation of its global specialty pharma aspirations.  As a US company committed to improving the lives of transplant patients, Veloxis has established an industry leading reputation within the medical community among transplant physicians and the addition of Calliditas will create a broader international renal franchise poised for continued growth and success.

Subject to customary regulatory approvals and acceptance by shareholders owning > 90% of our shares, the transaction is expected to close in Q3.  I know that you may feel apprehensive about such a change, but Asahi Kasei’s stated intention with the offer is about continued growth and support of our franchise. The future is bright.

I will be hosting an all staff call in Europe and the US today at 9.30am CET and 9.30am ET respectively where I will outline the Offer and answer your questions. Please join me in the office or use the link below:

[Teams link]

Yours sincerely,  Renée Aguiar-Lucander, CEO